Exhibit 99.1

China Finance Online Reports 2018 First Quarter Unaudited Financial Results

BEIJING, May 21, 2018 /PRNewswire/ -- China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights

●	Net revenues grew 53.1% year-over-year to $13.3 million from $8.7 million in the first quarter of 2017

●	Revenues from the financial information and advisory business grew 72.7% year-over-year

●	Revenues from financial services grew 24.3% year-over-year

●	Gross margin increased to 61.9%, up from 46.4% in the first quarter of 2017

●	Net loss attributable to China Finance Online was $5.2 million, compared with a net loss of $11.6 million in the first quarter of 2017

●	Lingxi Robo-Advisor outperformed most of its peer products in the Chinese market with an average return of 2.4% and average drawdown rate of 4.0% in the first quarter of 2018. In the first quarter of 2018, the aggressive portfolio of Lingxi has beat 92% of equity funds and hybrid funds in terms of return

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “As we continued to ramp up our cloud-based software sales, our bottom line losses narrowed. After four quarters of streamlining our business units, our efficiency reached a new recent high. With the bulk of our investment in our cloud system and user interface completed, we will continue to improve operational efficiency and leverage our intelligent-finance driven fintech business to drive better economy of scale.”

“We will continue to focus on fundamental operational measures to further strength our professional journalism and content quality. We strongly believe that our continued improvement on content will be recognized by more and more readers of financial market news,”

“During the development and extension of our new product for the enterprise market, Genius Zhisheng, a cloud-based one-stop investment research platform for institutional investors, we continued to find new services scenarios. Our products and services draw interest from brokerage firms and wealth management advisors. As more potential users are partaking beta testing, we have started monetizing our products and services for enterprise market gradually,” Mr. Zhao concluded.

First Quarter 2018 Financial Results

Net revenues were $13.3 million, compared with $8.7 million during the first quarter of 2017 and $13.6 million during the fourth quarter of 2017. During the first quarter of 2018, revenues from financial services, the financial information and advisory business, and advertising services contributed 50%, 37% and 13% of the net revenues, respectively, compared with 62%, 33% and 5%, respectively, for the corresponding period in 2017.

Revenues from financial services were $6.7 million, compared with $5.4 million during the first quarter of 2017 and $8.9 million during the fourth quarter of 2017. Revenues from financial services mainly represent equity brokerage services. The equity brokerage business grew 47.1% year-over-year and decreased 27.2% quarter-over-quarter.

Revenues from the financial information and advisory business were $4.9 million, an increase of 72.7% from $2.8 million during the first quarter of 2017 and 69.2% from $2.9 million in the fourth quarter of 2017. Revenues from the financial information and advisory business were comprised of subscription services from individual and institutional customers. During the first quarter, subscription revenue from individual investors grew by 1314.3% year-over-year, mainly due to the increased subscription of the Company’s cloud-based analytical tools among retail investors. The year-over-year and quarter-over-quarter increases of revenues from the financial information and advisory business were mainly due to the increase of subscription revenue from individual investors.

Revenues from advertising were $1.7 million, compared with $0.4 million in the first quarter of 2017 and $1.6 million in the fourth quarter of 2017. The increased traffic to our site and readership recognition of our premium content also helped to elevate our advertising revenues.

Gross profit was $8.2 million, compared with $4.0 million in the first quarter of 2017 and $6.8 million in the fourth quarter of 2017. Gross margin in the first quarter of 2018 was 61.9%, compared with 46.4% in the first quarter of 2017 and 49.7% in the fourth quarter of 2017. The year-over-year and quarter-over-quarter increases in gross margin were mainly due to revenue mix changes associated with the growth of the financial information and advisory business, which carries a higher margin.

General and administrative expenses were $3.3 million, a decrease of 20.9% from $4.1 million in the first quarter of 2017, and a decrease of 19.8% from $4.1 million in the fourth quarter of 2017. The year-over-year and quarter-over-quarter decreases were mainly attributable to more stringent expense control measures and streamlining operations.

Sales and marketing expenses were $6.2 million, a decrease of 25.2% from $8.3 million in the first quarter of 2017, and a decrease of 8.8% from $6.8 million in the fourth quarter of 2017. The year-over-year and quarter-over-quarter decreases were mainly attributable to the reduction in headcount and rental expenses associated with the terminated commodity brokerage operation.

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Research and development expenses were $3.8 million, a decrease of 12.4% from $4.3 million in the first quarter of 2017 and with no significant difference from $3.8 million in the fourth quarter of 2017. The year-over-year decrease was mainly attributable to improved efficiency after the consolidation of the R&D team. The Company continues to maintain a team of senior software engineers, data scientists and capital market professionals to support further development in its fintech capabilities.

Total operating expenses were $13.3 million, a decrease of 20.8% from $16.8 million in the first quarter of 2017, and a decrease of 9.9% from $14.7 million in the fourth quarter of 2017. The year-over-year and quarter-over-quarter decreases were mainly due to improved operational efficiency and effective cost controls.

Loss from operations was $5.0 million, compared with a loss from operations of $12.5 million in the first quarter of 2017 and a loss from operations of $8.0 million in the fourth quarter of 2017.

Net loss attributable to China Finance Online was $5.2 million, compared with a net loss of $11.6 million in the first quarter of 2017 and a net loss of $8.4 million in the fourth quarter of 2017.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.23 for the first quarter of 2018, compared with fully diluted loss per ADS of $0.51 for the first quarter of 2017 and fully diluted loss per ADS of $0.37 for the fourth quarter of 2017. Basic and diluted weighted average numbers of ADSs for the first quarter of 2018 were 22.8 million, compared with basic and diluted weighted average number of ADSs of 22.7 million for the first quarter of 2017. Each ADS represents five ordinary shares of the Company.

As of March 31, 2018, total cash and cash equivalents, restricted cash and short-term investments were $24.7 million.

Recent Developments

●	Lingxi Robo-Advisor recorded strong performance in first quarter of 2018

In the first quarter of 2018, the Company’s Robo-Advisor product, Lingxi, posted an average return of 2.4% (an annualized return of 10.0%) with an average drawdown rate of 4.0% which significantly outperformed the Shanghai Composite Index in return with a significantly lower drawdown. According to China Finance Online’s internal research, Lingxi’s performance in the first quarter of 2018 also exceeded most of its peer products in the market for its better return with a lower drawdown. Even though experiencing several market fluctuations in the first quarter of 2018, one of the best-performing strategies by Lingxi produced an annualized return of 15.81%. Moreover, in the first quarter of 2018, the aggressive portfolio of Lingxi beats 92% of equity funds and hybrid funds in terms of return. Since its inception in late 2016, Lingxi provides Chinese middle-class retail investors with a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds.

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Lingxi Platinum Product, which targets mass affluent investors in China, outperformed the average level of public Fund of Funds in return with a significantly lower drawdown in the first quarter of 2018.

●	2018 China Finance Online Value Discovery Forum for Public Companies on Chinese Stock Markets

In order to leverage China Finance Online’s market influence as the leading financial media in China and share its robust machine learning and research capability on public companies’ value creation, in May 2018, the Company hosted the “2018 Value Discovery Forum for Public Companies on Chinese Stock Markets” in Chengdu. Over 80 prestigious public companies listed on the Shenzhen and Shanghai stock markets and influential investors attended the forum.

During the forum, China Finance Online also announced the 2018 Top 30 Growth Non-State-Owned-Companies, 2018 Top 30 Socially Responsible Non-State-Owned-Companies and 2018 Top 30 Investor Confidence Non-State-Owned-Companies. These rankings are based on China Finance Online’s proprietary algorithms dynamically tracking a series of datapoints including financials, valuation, growth trends, ESG (environment, social and governance) and other metrics, which enable investors to identify investment opportunities and discover value stocks.

Conference Call Information

The management will host a conference call on May 21, 2018 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time May 22, 2018). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210 or 400-120-3170
Conference ID: 9947319

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/m6/p/ibdpv4bz.

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About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

●	our prospect and our ability to attract new users;

●	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

●	our prospect on stabilization in cash attrition and improvement of our financial position;

●	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and

●	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, mainland Chinese precious metals exchanges, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China’s high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

(212) 521-4050

kevin.theiss@awakenlab.com

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China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Mar. 31, 2018	Dec. 31, 2017
Assets
Current assets:
Cash and cash equivalents	23,206	38,693
Restricted cash	1,404	2,036
Trust bank balances held on behalf of customers	31,996	39,169
Accounts receivable, net - others	14,623	8,977
Accounts receivable, net - Margin clients	14,202	8,011
Short-term investments	80	533
Prepaid expenses and other current assets	4,522	4,198
Total current assets	90,033	101,617
Long-term investments, net	2,630	2,531
Property and equipment, net	6,215	6,885
Acquired intangible assets, net	96	96
Rental deposits	1,178	1,141
Goodwill	108	108
Deferred tax assets	1,294	1,621
Other deposits	511	605
Total assets	102,065	114,604

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $8,287 and $8,477 as of March 31, 2018 and December 31,2017, respectively)	9,203	9,371
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,685 and $6,109 as of March 31, 2018 and December 31, 2017, respectively)	7,262	9,953
Contingent liability (including contingent liability of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of March 31, 2018 and December 31, 2017, respectively)	3	3
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,520 and $5,375 as of March 31, 2018 and December 31, 2017, respectively)	31,996	39,169
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $385 and $1,067 as of March 31, 2018 and December 31, 2017, respectively)	12,051	9,462
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6 and $484 as of March 31, 2018 and December 31, 2017, respectively)	75	553
Total current liabilities	60,590	68,511
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $109 and $218 as of March 31, 2018 and December 31, 2017, respectively)	127	237
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1 and $25 as of March 31, 2018 and December 31, 2017, respectively)	107	144
Total liabilities	60,824	68,892
Noncontrolling interests	(8,579)	(8,335)
Total China Finance Online Co. Limited Shareholders’ equity	49,820	54,047
Total liabilities and equity	102,065	114,604

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China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended
	Mar. 31, 2018	Mar. 31, 2017	Dec. 31, 2017
Net revenues	13,280	8,672	13,597
Cost of revenues	(5,055)	(4,650)	(6,837)
Gross profit	8,225	4,022	6,760
Operating expenses
General and administrative(includes share-based compensation expenses of $578, $837 and $561 respectively)	(3,252)	(4,112)	(4,055)
Sales and marketing (includes share-based compensation expenses of $68, $36 and $26 respectively)	(6,243)	(8,343)	(6,845)
Product development (includes share-based compensation expenses of $63, $61 and $69 respectively)	(3,767)	(4,300)	(3,822)
Total operating expenses	(13,262)	(16,755)	(14,722)
Government subsidies	-	230	-
Income (loss) from operations	(5,037)	(12,503)	(7,962)
Interest income	60	74	235
Interest expense	-	(1)	-
Short-term investment income, net	1	85	(2)
Gain (loss) on the interest sold and retained noncontrolling investment	(2)	(738)	(2,406)
Loss from equity method investment	(1)	(8)	(3)
Other income (loss), net	(378)	(236)	208
Exchange gain (loss), net	47	21	(153)
Income (loss) before income tax expenses	(5,310)	(13,306)	(10,083)
Income tax expenses	(268)	(512)	170
Net income (loss)	(5,578)	(13,818)	(9,913)
Less: Net income (loss) attributable to the noncontrolling interest	(419)	(2,209)	(1,538)
Net income (loss) attributable to China Finance Online Co. Limited	(5,159)	(11,609)	(8,375)
Net income (loss)	(5,578)	(13,818)	(9,913)
Changes in foreign currency translation adjustment	399	681	19
Net unrealized gain on available-for-sale securities, net of tax effects of nil, nil and nil respectively	-	(35)	118
Other comprehensive income (loss), net of tax	399	646	137
Comprehensive income (loss)	(5,179)	(13,172)	(9,776)
Less: comprehensive income (loss) attributable to noncontrolling interest	(419)	(2,209)	(1,538)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(4,760)	(10,963)	(8,238)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.05)	(0.10)	(0.07)
Diluted	(0.05)	(0.10)	(0.07)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	(0.23)	(0.51)	(0.37)
Diluted	(0.23)	(0.51)	(0.37)
Weighted average ordinary shares
Basic	113,846,041	113,532,543	113,693,018
Diluted	113,846,041	113,532,543	113,693,018
Weighted average ADSs
Basic	22,769,208	22,706,509	22,738,604
Diluted	22,769,208	22,706,509	22,738,604

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